UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Samil PricewaterhouseCoopers, our independent auditor, has conducted audits and expressed an opinion with regards to the non-consolidated statements of financial position of Gravity Co., Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related non-consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean Won in conformity with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE.

Samil PricewaterhouseCoopers has also conducted audits and expressed an opinion with regards to the consolidated statements of financial position of the Company and its subsidiaries, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows as of and for the years ended December 31, 2012 and 2011 in conformity with KAS-NPE. The consolidated subsidiary as of December 31, 2012 and as of December 2011 is NeoCyon, Inc. The other subsidiaries of the Company are not subject to consolidation and are accounted for as equity method investments.

The audited non-consolidated financial statements and the audited consolidated financial statements are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: April 4, 2013

By: /s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	The Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the independent auditor’s report.

99.2	The Company’s KAS-NPE consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the independent auditor’s report.